UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
RUB1,000,000,000
7.00 per cent. Notes due 14 March 2022
Series No. 1051-01-1

(to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due
14 March 2022 issued on 14 March 2019)

Filed pursuant to Rule 3 of Regulation AD
Dated: 5 August 2019

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of RUB1,000,000,000 principal amount of 7.00 per cent. Notes due 14 March 2022 (Series No. 1051-01-1) (the "Notes") (to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 5 August 2019 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 5 August 2019, the ADB entered into a Terms Agreement, filed herewith, with HSBC Bank plc (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating RUB1,000,000,000 for an issue price of 101.82 per cent. plus RUB27,805,600 on account of accrued interest for 143 days from and including 14 March 2019 to but excluding 7 August 2019 (the "Issue Date"), less an underwriting fee of 0.20 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 7 August 2019. The Manager proposes to offer all the Notes to the public at the public offering price of 101.82 per cent. plus RUB27,805,600 on account of accrued interest for 143 days from and including 14 March 2019 to but excluding the Issue Date.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB*
Per Unit	101.82%	0.20%	101.62%
Total in RUB	RUB1,018,200,000	RUB2,000,000	RUB1,016,200,000

*Plus RUB27,805,600 on account of accrued interest for 143 days from and including 14 March 2019 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	USD$15,000 *
Listing Fees (Luxembourg)	USD$2,230*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

      (a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

            (ii)   Pricing Supplement dated 5 August 2019.

      (b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

      (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

            (ii)   Terms Agreement dated 5 August 2019.

      (d)   (i)   Information Statement dated 17 April 2019, previously filed under a report of the ADB dated 17 April 2019.

            (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1051-01-1

RUB1,000,000,000

7.00 per cent. Notes due 14 March 2022

(to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019)

Issue price: 101.82 per cent. plus 143 days' accrued interest

Manager

HSBC

The date of this Pricing Supplement is 5 August 2019.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of RUB1,000,000,000 7.00 per cent. Notes due 14 March 2022 (the "Notes") (to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019) by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2018.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1051-01-1.
3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of the Russian Federation ("Russian Ruble" or "RUB").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	The paragraph of Condition 7(i) shall be replaced in its entirety by the provisions as set out in Appendix A.
4.	Aggregate Nominal Amount:		RUB1,000,000,000.
			The Notes will be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019.
5.	(i)	Issue Price:	101.82 per cent. of the Aggregate Nominal Amount plus RUB27,805,600 on account of accrued interest for 143 days from and including 14 March 2019 to but excluding the Issue Date.
	(ii)	Net proceeds:	RUB1,044,005,600 (inclusive of accrued interest of RUB27,805,600).

6.	Specified Denominations (Condition 1(a)):		RUB50,000.
7.	(i)	Issue Date (Condition 5(d)):	7 August 2019.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	14 March 2019.
8.	Maturity Date or Redemption Month (Condition 6(a)):		14 March 2022, subject to paragraph 31 below.
9.	Interest Basis (Condition 5):		Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):		Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:		Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):		Not applicable.
13.	Status of the Notes (Condition 3):		Senior.
14.	Listing:		Luxembourg Stock Exchange.
15.	Method of distribution:		Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	7.00 per cent. per annum, payable annually in arrear.
	(ii)	Interest Payment Date(s):	14 March of each year, commencing on 14 March 2020 up to and including the Maturity Date, subject to paragraph 31 below.
	(iii)	Fixed Coupon Amount(s):	RUB3,500 per Specified Denomination payable on each Interest Payment Date.
			For the avoidance of doubt, interest amount in RUB shall be rounded to the

4

nearest 2 decimal places per Specified Denomination, with RUB0.005 being rounded upwards.

(iv)	Broken Amount(s):	Not applicable.
(v)	Relevant Financial Center:	Moscow.
(vi)	Additional Business Center(s) (Condition 5(d)):	London and New York City.
(vii)	Day Count Fraction (Condition 5(d)):	30/360, unadjusted.
(viii)	Determination Date(s):	Not applicable.

(ix) Other terms relating to the method of calculating interest for Fixed Rate Notes:

No Interest Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day (as defined in paragraph 31 below).

The last paragraph of Condition 5(a) shall be replaced in its entirety by the following:

"Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17. Floating Rate Note Provisions (Condition 5(b)):

Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Registered Global Note available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable.

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and reconventioning provisions: Not applicable.

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions: If any date for payment of any principal or interest in respect of the Notes is not a Business Day (as defined below), ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day, and ADB shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, Moscow, and New York City.

Distribution

32. (i) If syndicated, names of Managers: Not applicable.

   (ii) Stabilizing Manager (if any):   Not applicable.

   (iii) Commissions and Concessions: 0.20 per cent. of the Aggregate Nominal Amount.

33.	If non-syndicated, name of Dealer:	HSBC Bank plc.

34. Additional selling restrictions:

The following paragraph shall be deemed to be set out under the heading "The Russian Federation" in the section entitled "Plan of Distribution" in the Prospectus:

The Russian Federation

"The Dealer represents, warrants and agrees that the Notes have not been offered or sold or transferred or otherwise disposed of and will not be offered or sold or transferred or otherwise disposed of (as part of their initial distribution or at any time thereafter) to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law. Since neither the issuance of the Notes, the Prospectus nor the Pricing Supplement has been registered, or is intended to be registered, with the Federal Service for Financial Markets of the Russian Federation, the Notes are not eligible for initial offering or public circulation in the Russian Federation and may not be sold or offered in the Russian Federation in any way other than to Russian "qualified investors" (as defined under Russian law) in a manner that does not constitute an "offering", "advertisement", "placement" or "public circulation" (as defined under Russian law) of the Notes in the Russian Federation. Information set forth in the Prospectus and the Pricing Supplement is not an offer, advertisement or invitation to make offers, to sell, purchase, exchange or otherwise transfer the Notes in the Russian Federation or to or for the benefit of any Russian person or entity resident, incorporated, established or having their usual residence in the Russian Federation

8

or to any person located within the territory of the Russian Federation, unless and to the extent otherwise permitted under Russian law, and must not be passed on to third parties or otherwise be made publicly available in the Russian Federation."

Operational Information

35.	(i)	ISIN:	XS1960365390.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.

| 36. | Common Code: | 196036539. |

| 37. | Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): | Euroclear and Clearstream, Luxembourg only. |

| 38. | Delivery: | Delivery against payment. |

| 39. | Additional Paying Agent(s) (if any): | Not applicable. |

| 40. | Governing Law: | English. |

Additional Information

The Notes are denominated in RUB. Since the Russian Federation is not an ADB member country, ADB will not enjoy in the Russian Federation its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2019.

Recent Developments

On 22 April 2019, Ahmed M. Saeed succeeded Stephen P. Groff as Vice-President for Operations 2.

On 4 May 2019, ADB's Board of Governors approved the following with respect to its 2018 reported net income of U.S.$726.1 million, after appropriation of guarantee fees to the special reserve:

a.   U.S.$139.0 million, representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments account;

b.   U.S.$23.7 million, representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve;

c.   U.S.$499.0 million be allocated to the ordinary reserve;

d.   U.S.$259.4 million be allocated to the Asian Development Fund;

e.   U.S.$80.0 million be allocated to the Technical Assistance Special Fund; and

f.   U.S.$3.0 million be allocated to the Financial Sector Development Partnership Special Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: _____

Name: MICHAEL T. JORDAN

Title: Assistant Treasurer

APPENDIX A

If any amount is to be paid in U.S. dollars (USD, the alternative currency) upon the occurrence of a Settlement Disruption Event, such amount shall be calculated by HSBC Bank plc as the Calculation Agent (as defined below) (but in no event later than two London, New York and Moscow Business Days before a payment) in an amount per Specified Denomination which shall be equal to the greater of zero and the amount produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant RUB Amount ÷ Market Exchange Rate

ADB shall be entitled to satisfy its obligations to holders of the Notes in respect of such payment by making such payments in USD. Any payment made by ADB in USD as a result of a Settlement Disruption Event shall constitute valid payment and shall not constitute a default in respect of the Notes. The holders of the Notes shall be responsible for all currency exchange costs.

For the purposes of these provisions:

"**Calculation Agent**" means HSBC Bank plc in accordance with the provisions of the Calculation Agent Agreement entered into between ADB and the Calculation Agent (as amended and/or supplemented from time to time). (All references to the Calculation Agent shall include any successor or successors to HSBC Bank plc as Calculation Agent in respect of the Notes.)

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agent Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, ADB and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agent Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agent Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the Calculation Agent Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor ADB shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance;

"**Market Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers (as defined below) for the sale of RUB and the purchase of USD, on the day falling two London, New York City and Moscow Business Days prior to a payment. The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Market Exchange

Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Market Exchange Rate in its sole discretion;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred;

"**London, New York and Moscow Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow; and

"**Settlement Disruption Event**" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner, the approval or effectiveness of any laws, rules, regulations or decrees, or the official interpretation thereof, by any legislative, governmental or judicial authority of the Russian Federation (or any other country), including The Central Bank of the Russian Federation, which (a) require non-residents of the Russian Federation to obtain permission from The Central Bank of the Russian Federation or other authority to obtain, exchange or pay RUB, or (b) make it unlawful to maintain in effect, or make any payment under, the Notes in RUB or holding RUB, or (c) restrict, in any manner, the ability of any person (including a non-resident of the Russian Federation) to obtain RUB or convert RUB into foreign currencies (including the United States dollar), or (d) otherwise regulate the purchase or holding of RUB in any manner that has a material adverse effect on the Notes or the rights of holders thereof, (e) make it impossible to calculate the value of the RUB vis-à-vis other currencies, (f) change the currency unit of the Russian Federation from the RUB, (g) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from the Russian Federation to recipients resident in another country, or (h) restricting or not permitting non-Russian residents of the Russian Federation to maintain accounts in the Russian Federation or in respect of RUB.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO.: 1051-01-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

RUB1,000,000,000 7.00 per cent. Notes due 14 March 2022

(to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019)

5 August 2019

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its RUB1,000,000,000 7.00 per cent. Notes due 14 March 2022 (the "Notes") (to be consolidated and form a single series with the RUB1,500,000,000 7.00 per cent. Notes due 14 March 2022 issued on 14 March 2019) described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 10:00 a.m., London time, on 7 August 2019 (the "Settlement Date") at an aggregate purchase price of RUB1,044,005,600 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of an ADB officer's certificate and the document referred to in Section 6(c)(i) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 101.82 per cent. of the principal amount of the Notes plus RUB 27,805,600 on account of 143 days' accrued interest less a manager and underwriting fee of 0.20 per cent. of the principal amount.

2.   Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.   ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.   The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.   The Manager represents, warrants and agrees that the Notes have not been offered or sold or transferred or otherwise disposed of and will not be offered or sold or transferred or otherwise disposed of (as part of their initial distribution or at any time thereafter) to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law. Since neither the issuance of the Notes nor the Prospectus nor the Pricing Supplement has been registered, or is intended to be registered, with the Federal Service for Financial Markets of the Russian Federation, the Notes are not eligible for initial offering or public circulation in the Russian Federation and may not be sold or offered in the Russian Federation in any way other than to Russian "qualified investors" (as defined under Russian law) in a manner that does not constitute an "offering", "advertisement", "placement" or "public circulation" (as defined under Russian law) of the Notes in the Russian Federation. Information set forth in the Prospectus and the Pricing Supplement is not an offer, advertisement or invitation to make offers, to sell, purchase, exchange or otherwise transfer the Notes in the Russian Federation or to or for the benefit of any Russian person or entity resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless and to the extent otherwise permitted under Russian law, and must not be passed on to third parties or otherwise be made publicly available in the Russian Federation.

8.   For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department

Telephone: (632) 632-4478
Facsimile: (632) 632-4120
Electronic Mailing Address: TDFD_Documentation@adb.org

For the Manager:

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Attention: Transaction Management Group
Telephone: +44 20 7991 8888
Facsimile: +44 20 7992 4973

9.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Dealer but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Dealer in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Dealer in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Dealer's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided,*

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however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

10.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By:_____
    Name: *Kerry Greo*
    Title: *Associate Director*

[Signatures continued on following page.]

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: _____
      Name: MICHAEL T. JORDAN
      Title: Assistant Treasurer